January 31, 2008

VIA EDGAR TRANSMISSION

Kathleen Krebs, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Nortel Networks Corporation
Definitive Schedule 14A
Filed March 16, 2007
File No. 1-07260

Dear Ms. Krebs:

By letter dated January 16, 2008 (the “Comment Letter”), the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments in response to Nortel Networks Corporation’s (the “Company”) letter dated October 26, 2007, regarding the Company’s proxy circular and proxy statement (the “Proxy”), which was filed on March 16, 2007. The Comment Letter specified that a response was to be provided by January 30, 2008 or, alternatively, that the Company inform the Staff of when it will provide a response.

As you discussed with our outside counsel at Cleary Gottlieb Steen & Hamilton LLP yesterday, the Company needs additional time to provide the detailed responses to the Comment Letter the Staff is seeking. The Company believes it will be able to provide its responses to the Staff by February 8, 2008, and accordingly, we would be grateful if the Staff would allow the Company to respond to the Comment Letter by such date (which would constitute an extension of 9 days from the date of the Comment Letter).

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Please contact the undersigned (905) 863-1144 with any questions or if we can be of any further assistance regarding the foregoing.

Yours very truly,

/s/  Gordon A. Davies

Gordon A. Davies

Deputy General Counsel

and Corporate Secretary